Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation

ICU Medical Sales, Inc.	Delaware

ICU Medical de Mexico, S.A. de C.V.	Mexico

ICU Medical Europe S.r.l.	Italy

ICU World, Inc.	Delaware

ICE Rink, Inc.	Delaware

Neo Care GmbH	Germany

ICU Medical Slovakia S.r.o.	Slovak Republic

ICU Medical, LLC	California

Medical Connections CV	Cayman Islands

ICU Medical BV	Netherlands

ICU Medical Australia Pty Limited	Australia

ICU Medical SA Pty Ltd	South Africa